May 26, 2015

Phillip R. Pollock

415.772.9679 direct

ppollock@weintraub.com

Katherine Hsu, Esq.

Kayla Florio, Esq.

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-4 (“SEMT 2012-4”)
Form 10-K for the Fiscal Year Ended December 31, 2014 (“Form 10-K”)
Filed March 30, 2015
File No. 333-179292-03

Dear Ms. Hsu and Ms. Florio:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to the May 18, 2015 comment letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K. For your convenience, each response is preceded by a boldface recitation of the Comment Letter’s numbered paragraph.

Form 10-K of Sequoia Mortgage Trust 2012-4

Exhibit 33.7

1.      We note your response to comment 4 of our comment letter dated April 22, 2015. Please confirm that in future filings, you will provide a corrected chart outlining the Item 1122(d) responsibilities in the body of the Form 10-K. Please also confirm that in each future Form 10-K -- unless a corrected Pooling and Servicing Agreement reflecting the accurate division of responsibilities is filed -- you will provide an explanation that Wells Fargo as master servicer and others, rather than Citibank as securities administrator, perform the function of Item 1122(d)(4)(xiv).

Response: Registrant confirms that in future filings it will provide a corrected chart outlining the Item 1122(d) responsibilities in the body of the Form 10-K. Registrant also confirms that in each future Form 10-K it will provide an explanation that Wells Fargo as master servicer and others, rather than Citibank as securities administrator, perform the function of Item 1122(d)(4)(xiv).

Katherine Hsu, Esq.

Kayla Florio, Esq.

Securities and Exchange Commission

May 26, 2015

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:         Mr. Andrew Stone, Sequoia Residential Funding, Inc.

[Sequoia Residential Funding, Inc. Letterhead]

May 26, 2015

Katherine Hsu, Esq.

Kayla Florio, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-4 (“SEMT 2012-4”)
Form 10-K for the Fiscal Year Ended December 31, 2014 (“Form 10-K”)
Filed March 30, 2015
File No. 333-179292-03

Dear Ms. Hsu and Ms. Florio:

In connection with the Form 10-K relating to the 2014 calendar year filed with the Securities and Exchange Commission (the “Commission”) by Sequoia Residential Funding, Inc. (the “Registrant”) for Sequoia Mortgage Trust 2012-4 (the “Form 10-K Filing”), the Registrant hereby acknowledges that:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K Filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K Filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Phillip R. Pollock, at (415) 772-9679 with any questions.

Very truly yours,

/s/ Brett D. Nicholas

Brett D. Nicholas

Chief Executive Officer

Sequoia Residential Funding, Inc.